December 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:    Cecilia Blye, Chief Office of Global Security Risk

RE:	Tenneco Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 28, 2018

File No. 001-12387

Dear Ms. Blye:

Reference is made to your letter, dated November 30, 2018 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission concerning Tenneco Inc.’s (“Tenneco”) Annual Report on Form 10-K filed on February 28, 2018.

Set forth below is Tenneco’s response to the Comment Letter. To facilitate the Staff’s review, the heading and numbered comment from the Comment Letter has been repeated in this letter in bold face type, and Tenneco’s response immediately follows such numbered comment in regular type.

General

1.

You filed an October 1, 2018 Collateral Agreement as Exhibit 10.03 to a Form 8-K dated October 1, 2018, and Schedule 3.06 to this agreement identifies Tenneco trademarks in Syria and Sudan. Also, your April 10, 2018 membership interest purchase agreement to acquire Federal-Mogul LLC appears to indicate that Federal-Mogul and/or its subsidiaries may have engaged in dealings or transactions with Syria or Sudan within the last five years. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan, including with their governments, whether through subsidiaries, customers, affiliates or other direct or indirect arrangements.

Tenneco, including the recently acquired operations of Federal-Mogul LLC (“Federal-Mogul”), respectfully informs the Staff that, it has no known current or anticipated contacts with Syria or Sudan, including with their governments, whether through subsidiaries, customers, affiliates or other direct or indirect arrangements.

Ms. Cecilia Blye

United States Securities and Exchange Commission

Division of Corporation Finance

December 26, 2018

As the Staff notes, Tenneco has certain registered trademarks in Syria and Sudan as listed on the schedules to its October 1, 2018 Collateral Agreement. Tenneco protects trademarks in sanctioned countries where permitted by applicable law to avoid a loss of rights that would be detrimental and irreversible should the sanctions be lifted.

We understand that the Staff inferred from the April 10, 2018 membership interest purchase agreement that Federal-Mogul may have had transactions with Syria or Sudan within the last five years. Tenneco advises the Staff that, in connection with its acquisition of Federal-Mogul (which occurred after the filing of Tenneco’s Form 10-K for 2017), Tenneco learned that certain of Federal-Mogul’s European operations made de minimis shipments of products to Sudan. To Tenneco’s knowledge, the shipments did not involve any U.S. person or product. No such transactions have occurred since August 2016. Because of the limited and historical nature of the past sales by Federal-Mogul and the fact that those sales took place before Tenneco’s acquisition of Federal-Mogul, Tenneco does not believe that a reasonable investor would deem such activities to be important in making an investment or voting decision or would view such activities as having a material impact on Tenneco’s reputation or share value or resulting in a material change in investor sentiment with respect to Tenneco. Tenneco respectfully informs the Staff that the foregoing transactions are Tenneco’s only known past contacts within the last five years with Syria or Sudan, including with their governments, whether through subsidiaries, customers, affiliates or other direct or indirect arrangements.

In conclusion, Tenneco takes seriously its obligation to comply with all applicable laws and regulations, including those relating to U.S. economic sanctions and export controls. Tenneco has a robust compliance program designed to ensure that all Tenneco personnel (including, for the avoidance of doubt, those who joined upon the Federal-Mogul acquisition) involved in international business and exporting activity are knowledgeable and positioned to prevent impermissible contacts with denied parties or sanctioned countries.

2.

Recent news articles discuss Federal-Mogul’s joint venture with Russia’s Kamaz. On page 15, you identify customers that represented more than 10% of sales within the past three years. Please tell us whether the business from Kamaz as a customer and joint venture partner would have represented 10% or more of sales of the combined company following the acquisition of Federal-Mogul.

We advise the Staff that the business from Kamaz as a customer and joint venture partner represents less than one-half of one percent of the sales of Tenneco (on a combined basis after giving effect to the acquisition of Federal-Mogul).

Any questions or comments with respect to this response letter may be communicated to the undersigned at (847) 482-5000.

Ms. Cecilia Blye

United States Securities and Exchange Commission

Division of Corporation Finance

December 26, 2018

Very truly yours,

/s/ Jason Hollar

Jason Hollar

Executive Vice President and

Chief Financial Officer

Tenneco Inc.

cc:	Anne Nguyen Parker

Assistant Director

Jennifer Hardy

Special Counsel